EXHIBIT 99.5

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Media Release

Rio Tinto approves US$180 million Norman Creek project, securing long-term future for Amrun bauxite operations on Queensland’s Cape York Peninsula
07 August 2025

MELBOURNE, Australia--(BUSINESS WIRE)-- Rio Tinto has approved investment of US$180 million and commenced work on the Norman Creek access project at the world-class Amrun bauxite mine on Queensland’s Cape York Peninsula.

The Norman Creek access project will enable mining of the Norman Creek region of Amrun, which holds approximately half of the currently declared Amrun Ore Reserves of 978 million tonnes. [1]

Construction is underway on key infrastructure, including a 19-kilometre haul road, camp accommodation and a communications tower.

First production from Norman Creek is targeted for 2027, with full construction completed in 2028.

Rio Tinto Pacific Operations Aluminium Managing Director Armando Torres said: “Norman Creek is another important step in securing the long-term future of our Weipa operations, and the benefits that mining brings to communities in the region, Queensland, and the nation.

“It will maintain jobs in the region through to at least the middle of this century, ensuring continuity for our people and the Weipa community.

“The decision to approve Norman Creek reflects the quality of Western Cape York’s world-class bauxite deposits, combined with the strong operational improvements our people are making at Amrun that are bolstering our confidence to invest for the long-term.”

In addition to the Norman Creek project, Rio Tinto recently announced it had started early works and a final feasibility study on the Kangwinan project, which includes early works and final engineering studies to increase production capacity at the Amrun bauxite mine.

If approved, Kangwinan would increase annual bauxite production capacity from Rio Tinto’s Weipa Southern operations, by up to 20 million tonnes, in addition to the current 23 million tonnes, and expand export capacity through the Amrun port. The project was named Kangwinan at the request of Traditional Owners, the Wik Waya people.

Production from the Kangwinan project would replace output from the Andoom mine on Cape York and the Gove mine in the Northern Territory, which are both expected to close toward the end of the current decade. First output from the Kangwinan project could be as early as 2029.

Media Release

The Norman Creek investment is expected to be classified as replacement capital and has been factored into the Group’s capital guidance.

[1] These Ore Reserves were reported in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012 Edition (JORC Code) and the ASX Listing Rules in a release to the ASX dated 19 February 2025 titled “Mineral Resources and Ore Reserves updates: supporting information and Table 1 checklists” (Table 1 release) which is available at riotinto.com. The Amrun Ore Reserves comprise 466 Mt of Proved Ore Reserves @ 54.6% Al2O3 and 8.8% SiO2 and 512 Mt of Probable Ore Reserves @ 54.3% Al2O3 and 9.1% SiO2 for a total of 978 Mt @ 54.4% Al2O3 and 9.0% SiO2. The Competent Person responsible for the information in the Table 1 release that relates to Amrun Ore Reserves is William Saba who is a Member of the Australasian Institute of Mining and Metallurgy (MAusIMM). Rio Tinto confirms that it is not aware of any new information or data that materially affects the information included in the Table 1 release, that all material assumptions and technical parameters underpinning the estimates in the 2024 Annual Report continue to apply and have not materially changed, and that the form and context in which the Competent Person’s findings are presented have not been materially modified. Ore Reserves are reported on a 100% basis

Media Release

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